Exhibit (a)(14)
PERSONAL AND CONFIDENTIAL
September 24, 2006
Board of Directors
Inco Limited
145 King Street West
Suite 1500
Toronto, Ontario M5H 4B7
Ladies and Gentlemen:
You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding common shares (the “Company Shares”) of Inco Limited (the “Company”) of the Canadian Dollars 86.00 per Company Share in cash proposed to be received by such holders under the offer (the “CVRD Offer”) to acquire all of the Company Shares made by CVRD Canada Inc., a wholly owned subsidiary of Companhia Vale do Rio Doce (“CVRD”), pursuant to and as more fully described in the take-over bid circular, dated August 14, 2006 (the “CVRD Circular”), which has been mailed to holders of the Company Shares.
Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with its consideration of the CVRD Offer and other matters pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement by the Company, the principal portion of which is contingent upon consummation of the CVRD Offer. The Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking services to the Company from time to time, including having acted as an underwriter in connection with the Company’s $750,000,000 five-year revolving credit facility. We have also provided certain investment banking services to CVRD from time to time. We also may

Board of Directors
Inco Limited
September 24, 2006
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provide investment banking services to the Company and CVRD in the future. In connection with the above-described services we have received, and may receive, compensation.
Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, CVRD and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and CVRD for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.
In connection with this opinion, we have reviewed, among other things, the CVRD Circular; the most recent draft, dated September 24, 2006, of the notice of change to directors’ circular of the Company recommending acceptance of the CVRD Offer; the directors’ circular of the Company, dated August 15, 2006, and related notices of change to the directors’ circular, dated August 28, 2006, and September 5, 2006, respectively; annual reports to shareholders and Annual Reports on Form 10-K of the Company and its predecessors for the five fiscal years ended December 31, 2005; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company and its predecessors; certain other communications from the Company to its shareholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Company Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the metals and mining industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.
We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We also have assumed that all conditions of the CVRD Offer as set forth in the CVRD Circular will be satisfied, or waived, without any modification or amendment to the CVRD Offer in any way meaningful to our analysis.
Our opinion does not address the underlying business decision of the Company to recommend acceptance of the CVRD Offer. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are

Board of Directors
Inco Limited
September 24, 2006
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provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the CVRD Offer, and such opinion does not constitute a recommendation as to whether or not any holder of Company Shares should tender such Company Shares in connection with the CVRD Offer. Senior management of the Company has provided to us, in a certificate delivered as of the date hereof, representations regarding, among other things, the accuracy of the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company and the absence of changes thereto.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Canadian Dollars 86.00 per Company Share in cash proposed to be received by the holders of the Company Shares pursuant to the CVRD Offer is fair from a financial point of view to such holders.
Very truly yours,
/s/   Goldman, Sachs & Co.

(GOLDMAN, SACHS & CO.)